UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Viggle Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672V
(CUSIP Number)

Mitchell J. Nelson, 430 Park Avenue, 6th Floor, New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications)

04/04/2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92672V	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 97,045,006
SHARES BENEFICIALLY	8	SHARED VOTING POWER 99,745,006
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 97,045,006
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 99,745,006
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,745,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92672V	SCHEDULE 13D/A	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.001 per share, of Viggle Inc., a Delaware corporation (the “Company”).

Item 2.	Identity and Background.

(a)	The Reporting Person is Robert F.X. Sillerman.

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)
The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company.  The Reporting Person is also the Executive Chairman and Chief Executive Officer of SFX Entertainment Inc., 430 Park Avenue, 6th Floor, New York, NY  10022.

(d)	During the past five years, the reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Sillerman has used his personal funds to make the purchases of the Company’s securities.

Item 4.	Purpose of the Transaction.

The Company and the Reporting Person entered into the transactions reported by this Amendment No. 2 to Schedule 13D in connection with an amendment to his employment agreement with the Company.  Effective April 1, 2013, the employment agreement of the Reporting Person, who is the Executive Chairman and Chief Executive Officer of the Company, was amended to provide for a decrease in his annual salary from $1,000,000 to $500,000, as well as a grant of options to purchase 2,500,000 shares of the Company’s common stock at a price of $1.00 per share.  Such options were issued on April 4, 2013.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 99,745,006 shares of common stock, including the following:
(i)
The Reporting Person directly owns 5,730,455 shares of the Company’s common stock and also holds options to purchase 2,500,000 shares of the Company’s common stock, which options were granted on April 4, 2013 pursuant to an amendment to the Reporting Person’s employment agreement with the Company.

(ii)	The Reporting Person also indirectly owns 91,514,551 shares of the Company’s common stock, including the following:
a.
54,579,699 shares of common stock owned by Sillerman Investment Company, LLC (which amount includes 46,267,000 shares held by Sillerman Investment Company previously owned by such entity prior to the filing of this Amendment No.1 to Schedule 13D, as well as an additional 8,312,699 shares of common stock issued to such entity pursuant to the Exchange Agreement as set forth in Section 4(c) hereof);

b.	5,000,000 shares of common stock owned by Sillerman Investment Company II, LLC,
c.	2,064,000 shares of common stock issuable upon the exercise of warrants held by Sillerman Investment Company, LLC which are exercisable at $8.00 per share;
d.	545,455 shares of common stock issuable upon the exercise of warrants held by Sillerman which are exercisable at $5.00 per share;
e.	10,000,000 shares of stock issuable upon the exercise of a warrant held by Sillerman Investment Company II LLC, which is exercisable at $1.00 per share;
f.	16,625,397 shares of common stock held by Sillerman Investment Company LLC pursuant to the conversion of the 8% Note, as described in Section 4(c) hereof; and
g.	2,700,000 shares of common stock owned of record by Laura Baudo Sillerman, the Reporting Person’s spouse.

For purposes of Items 7 and 9 of the cover page of this Schedule 13D, the Reporting Person has included all of the above shares, other than the 2,700,000 shares held by Laura Baudo Sillerman, the Reporting Person’s spouse.  Those additional 2,700,000 shares are included in Items 8 and 10 of the cover page of this Schedule 13D. The Company’s most recent Quarterly Report on Form 10-Q reported that the Company had 82,641,753 shares of its common stock outstanding. Of the amounts set forth above, the 2,064,000 shares described in Section (ii)(c), the 545,455 shares described in Section (ii)(d), the 10,000,000 shares described in Section (ii)(e) and the 16,625,397 shares described in Section (ii)(f) are not yet outstanding, and the 8,312,699 shares of common stock described in Section (ii)(a) were not outstanding as of the date of the most recent Quarterly Report on Form 10-Q. Therefore, the Reporting Person has assumed that those shares are outstanding for calculating his percentage of common stock of the Company that he beneficially owns. In addition, the Reporting Person is aware of an additional 6,419,636 warrants that the Company has issued in prior financing transactions that are exercisable (the “Third Party Warrants”), as well as an additional 5,909,004 shares issued pursuant to the Company’s Executive Incentive Plan that are exercisable (the “Employee Shares”). The Reporting Person has also assumed that all such shares are outstanding for purposes of calculating his percentage ownership. As a result, the 99,745,006 shares owned by the Reporting Person and set forth above represent 73.9% of the Company’s common stock. If, however, the Reporting Person assumed that all of the above shares, other than the Third Party Warrants and the Employee Shares, were outstanding, then the 99,745,006 shares owned by the Reporting Person would represent 81.3% of the Company’s common stock. Although an unaffiliated party owns a minority interest in SIC because the Reporting Person owns and controls a majority of SIC, the Reporting Person has classified those shares in the sole voting and dispositive power categories.

In the previous 60 days, the Reporting Person has acquired the 2,500,000 options described in Item 4 above.  In addition, the Reporting Person acquired 5,000,000 shares through Sillerman Investment Company II LLC, as described on the Reporting Person’s Schedule 13D filed on February 27, 2013.  In addition, the Reporting Person acquired shares and warrants as described in the Reporting Person’s Amendment No. 1 to Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the owner of Sillerman Investment Company, LLC and Sillerman Investment Company II, LLC (subject to the minority interest of an unaffiliated third party) and thus controls the shares held by such entities.

Item 7.	Material to be filed as Exhibits.

Reference is made to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 9, 2013, in which the Company described the amendment to the Reporting Person’s employment agreement.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIGGLE INC.

April 11, 2013	By:	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman
Executive Chairman and Chief Executive Officer